

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2017

Daniel J. O'Connor
Chief Executive Officer
OncoSec Medical Incorporated
5820 Nancy Ridge Drive
San Diego, CA 92121

  Re: OncoSec Medical Incorporated
    Registration Statement on Form S-1
    Filed November 15, 2017
    File No. 333-221594

Dear Mr. O'Connor:

  We have limited our review of your registration statement to those issues we have addressed in our comments.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed November 15, 2017

Incorporation of Documents by Reference, page 15

1. We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended July 31, 2017, which in turn incorporates by reference Part III information from a proxy statement that you have not yet filed. Please be advised that we cannot accelerate the effective date of your registration statement until you have amended your Form 10-K to include Part III information or filed the definitive proxy statement. Once your amended Form 10-K or definitive proxy statement is filed, please revise this section to incorporate by reference such filing. Please refer to Compliance and Disclosure Interpretations, Securities Act Forms Question 123.01 and Regulation S-K Question 117.05 for guidance.

General

2.   We note that you have a pending request for confidential treatment. Please be advised that we will not be in a position to declare your registration statement effective until we resolve any issues concerning the confidential treatment request.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Irene Paik at 202-551-6553 or Erin Jaskot at 202-551-3442 with any questions.

                                                            Division of Corporation Finance
                                                            Office of Healthcare & Insurance

cc: Steven Rowles - Morrison &Foerster LLP